UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 73828 / December 12, 2014

Admin. Proc. File No. 3-16036

In the Matter of

CHINA CLEAN ENERGY ACQUISITION CORP.,
CHINA EDUCATION ACQUISITION CORP.,
CHINA FOOD & BEVERAGE ACQUISITION
CORP., CHINA HIGH TECHNOLOGY
ACQUISITION CORP., CHINA MANUFACTURING
ACQUISITION III CORP., and ELITE TALENT
CONSULTING CORP. (f/k/a CHINA
TRANSPORATION ACQUISITION CORP.)

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by China Clean Energy Acquisition Corp., China Education Acquisition Corp., China Food & Beverage Acquisition Corp., China High Technology Acquisition Corp., China Manufacturing Acquisition III Corp., and Elite Talent Consulting Corp. (f/k/a China Transportation Acquisition Corp.) and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge[2] has become the final decision of the Commission with respect to China Clean Energy Acquisition Corp., China

---

[1]   17 C.F.R. ' 201.360(d).

[2]   *China Clean Energy Acquisition Corp., China Educ. Acquisition Corp., China Food & Beverage Acquisition Corp., China High Tech. Acquisition Corp., China Mfg. Acquisition III Corp., DRC Ventures, Inc., and Elite Talent Consulting Corp. (f/k/a China Transp. Acquisition Corp.),* Initial Decision Rel. No. 684 (Oct. 1, 2014), 109 SEC Docket 18, 2014 WL 4924897. The Central Key Index numbers are: 1486788 for China Clean Energy Acquisition Corp.; 1478913 for China Education Acquisition Corp.; 1476763 for China Food & Beverage Acquisition Corp.; 1478914 for China High Technology Acquisition Corp.; 1486786 for China Manufacturing Acquisition III Corp.; and 1486787 for Elite Talent Consulting Corp. (f/k/a China Transportation Acquisition Corp.).

Education Acquisition Corp., China Food & Beverage Acquisition Corp., China High Technology Acquisition Corp., China Manufacturing Acquisition III Corp., and Elite Talent Consulting Corp. (f/k/a China Transportation Acquisition Corp.). The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of China Clean Energy Acquisition Corp., China Education Acquisition Corp., China Food & Beverage Acquisition Corp., China High Technology Acquisition Corp., China Manufacturing Acquisition III Corp., and Elite Talent Consulting Corp. (f/k/a China Transportation Acquisition Corp.) is hereby revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

INITIAL DECISION RELEASE NO. 684
ADMINISTRATIVE PROCEEDING
FILE NO. 3-16036

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of CHINA CLEAN ENERGY ACQUISITION CORP., CHINA EDUCATION ACQUISITION CORP., CHINA FOOD & BEVERAGE ACQUISITION CORP., CHINA HIGH TECHNOLOGY ACQUISITION CORP., CHINA MANUFACTURING ACQUISITION III CORP., DRC VENTURES, INC., and ELITE TALENT CONSULTING CORP. (f/k/a CHINA TRANSPORATION ACQUISITION CORP.)	INITIAL DECISION AS TO SIX RESPONDENTS October 1, 2014

APPEARANCES: Neil J. Welch, Jr., and Thomas Bednar, Division of Enforcement, Securities and Exchange Commission

BEFORE: Brenda P. Murray, Chief Administrative Law Judge

The Securities and Exchange Commission (Commission) issued an Order Instituting Administrative Proceedings (OIP) on August 25, 2014, alleging that Respondents have securities registered with the Commission pursuant to Section 12(g) of the Securities Exchange Act of 1934 (Exchange Act) and have not filed required periodic reports. The OIP required that Respondents file Answers to the allegations in the OIP within ten days after service. OIP at 4; 17 C.F.R. §§ 201.160(b), .220(b). On August 28, 2014, the Division of Enforcement (Division) filed a declaration demonstrating that each Respondent was served with the OIP by August 27, 2014. *See* 17 C.F.R. § 201.141(a)(2)(ii).

I postponed the hearing scheduled to begin on September 15, 2014, and ordered a telephonic prehearing conference on September 17, 2014. *China Clean Energy Acquisition Corp.*, Admin. Proc. Rulings Release No. 1775, 2014 SEC LEXIS 3245 (Sept. 8, 2014). The September 8, 2014, Order states that any Respondent that did not file an Answer, appear at the prehearing conference, or otherwise defend the proceeding would be found in default. *See id.*; 17 C.F.R. §§ 201.155(a), .220(f), .221(f). To date, no Respondent has filed an Answer.

No Respondent appeared at the prehearing conference on September 17, 2014. The Division stated that DRC Ventures, Inc. (DRC Ventures), had filed a Form 15, Certification and Notice of Termination of Registration Under Section 12(g) of the Exchange Act on September 4, 2014, and

that the Division would file a motion with the Commission to dismiss DRC Ventures from the proceeding after the Form 15 became effective, ninety days after it was filed.

I will not make findings at to DRC Ventures, given the pending Form 15 application. I find China Clean Energy Acquisition Corp. (China Clean Energy), China Education Acquisition Corp. (China Education), China Food & Beverage Acquisition Corp. (China Food & Beverage), China High Technology Acquisition Corp. (China High Technology), China Manufacturing Acquisition III Corp. (China Manufacturing), and Elite Talent Consulting Corp. (f/k/a China Transportation Acquisition Corp.) (Elite Talent Consulting) (collectively, Respondents) in default because they did not answer the allegations in the OIP, appear at the prehearing conference, or otherwise defend the proceeding. *See* 17 C.F.R. §§ 201.155(a), .220(f), .221(f). I find the allegations in the OIP true as to Respondents. *See* 17 C.F.R. § 201.155(a).

Findings of Fact

China Clean Energy, Central Index Key (CIK) No. 1486788, is a void Delaware corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). China Clean Energy is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended May 31, 2011, which reported a net loss of $27,861 for the prior twelve months.

China Education, CIK No. 1478913, is a void Delaware corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). China Education is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended February 28, 2011, which reported a net loss of $48,242 from the company's August 14, 2009, inception to February 28, 2011.

China Food & Beverage, CIK No. 1476763, is a void Delaware corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). China Food & Beverage is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2011, which reported a net loss of $44,959 from the company's August 14, 2009, inception to March 31, 2011.

China High Technology, CIK No. 1478914, is a void Delaware corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). China High Technology is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended February 28, 2011, which reported a net loss of $48,242 from the company's August 14, 2009, inception to February 28, 2011.

China Manufacturing, CIK No. 1486786, is a void Delaware corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). China Manufacturing is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended February 28, 2011, which reported a net loss of $31,880 from the company's August 14, 2009, inception to

February 28, 2011. China Manufacturing has never filed a Form 10-K since it registered securities with the Commission on July 29, 2010.

Elite Talent Consulting, CIK No. 1486787, is a void Delaware corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Elite Talent Consulting is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended May 31, 2011, which reported a net loss of $27,658 for the prior twelve months.

Conclusions of Law

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require issuers of securities registered with the Commission pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in annual and quarterly reports, even if the registration is voluntary under Exchange Act Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports and Rule 13a-13 requires domestic issuers to file quarterly reports. *See* 17 C.F.R. §§ 240.13a-1, .13a-13. Respondents have failed to do so. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Moreover, Respondents have failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations, or, through their failure to maintain a valid address on file with the Commission, did not receive such letters. *See* OIP at 3. Respondents' failure to file timely annual and quarterly reports is a violation of Exchange Act Section 13(a) and Rules 13a-1 and/or 13a-13.

Sanctions

Exchange Act Section 12(j) authorizes the Commission, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a class of securities or suspend for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the registrant has failed to comply with any provision of the Exchange Act or rules thereunder. In determining the public interest or what is necessary or appropriate for the protection of investors, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19-20 (May 31, 2006).

The failure to file required periodic reports is a serious violation because the reporting requirements of the Exchange Act are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977). Respondents' violations are recurrent in that each Respondent repeatedly failed to file periodic reports for over three years. *See Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008)(respondent's failure to make eight filings over an eighteen-month period considered recurrent). Respondents are culpable because they knew, or should have known, of their obligation to file periodic reports. *See* 17 C.F.R. §§ 249.308a, .310 (Commission Forms 10-Q, 10-K); *Robert*

L. Burns, Investment Advisers Act of 1940 Release No. 3260, 2011 SEC LEXIS 2722, at *40 n.60 (Aug. 5, 2011) (stating that the Commission has "repeatedly held that ignorance of the securities laws is not a defense to liability thereunder"). By not participating in this proceeding, Respondents forfeited an opportunity to show they have made efforts to remedy their past violations and to offer assurances against further violations. On these facts, it is necessary and appropriate for the protection of investors to revoke the registration of each class of Respondents' registered securities.

Order

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of China Clean Energy Acquisition Corp., China Education Acquisition Corp., China Food & Beverage Acquisition Corp., China High Technology Acquisition Corp., China Manufacturing Acquisition III Corp., and Elite Talent Consulting Corp. (f/k/a China Transportation Acquisition Corp.) is hereby REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice. *See* 17 C.F.R. § 201.360. Pursuant to that Rule, I FURTHER ORDER that a party may file a petition for review of this Initial Decision within twelve days after service of the Initial Decision. *See* 17 C.F.R. § 201.360(b). A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice. 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the order resolving such motion to correct a manifest error of fact. The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

In addition, a respondent has the right to file a motion to set aside a default within a reasonable time, stating the reasons for the failure to appear or defend, and specifying the nature of the proposed defense. 17 C.F.R. § 201.155(b). The Commission can set aside a default at any time for good cause. *Id.*

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Brenda P. Murray
Chief Administrative Law Judge